                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                          RIDGEFIELD ACQUISITION CORP.
                  ---------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK (PAR VALUE $.10 PER SHARE)
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    765816103
                             ----------------------
                                 (CUSIP Number)

                                DECEMBER 22, 2005
                  ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           [_] Rule 13d-1(b)

                           [x] Rule 13d-1(c)

                           [ ] Rule 13d-1(d)

*        The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP NO. 765816103               13G

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON I.R.S.
   IDENTIFICATION NO. OF ABOVE PERSON

   EUGENE OSHINSKY, AS TRUSTEE
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a)[X]
                                                              (b)[ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
--------------------------------------------------------------------------------
                       5. SOLE VOTING POWER
   NUMBER OF              0
     SHARES            ---------------------------------------------------------
  BENEFICIALLY         6. SHARED VOTING POWER
    OWNED BY              106,000
      EACH             ---------------------------------------------------------
    REPORTING          7. SOLE DISPOSITIVE POWER
     PERSON               0
      WITH             ---------------------------------------------------------
                       8. SHARED DISPOSITIVE POWER
                          106,000
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          106,000(1)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                  [ ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          11.51%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

          IN

(1) These shares are held directly by RAM Capital Management Trust #01, a
Massachusetts trust. The Reporting Persons, Eugene Oshinsky and Rosa Oshinsky,
in their capacities as trustees of the trust, are deemed to have beneficial ownership of the shares.

CUSIP NO. 7658161033               13G

1. NAME OF REPORTING PERSON I.R.S.
   IDENTIFICATION NO. OF ABOVE PERSON

   ROSA OSHINSKY, AS TRUSTEE
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)[X]
                                                               (b)[ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
--------------------------------------------------------------------------------
                       5. SOLE VOTING POWER
   NUMBER OF              0
    SHARES             ---------------------------------------------------------
 BENEFICIALLY          6. SHARED VOTING POWER
   OWNED BY               106,000
     EACH              ---------------------------------------------------------
   REPORTING           7. SOLE DISPOSITIVE POWER
    PERSON                0
     WITH              ---------------------------------------------------------
                       8. SHARED DISPOSITIVE POWER
                          106,000
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   106,000(2)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                  [ ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    11.51%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

    IN

(2) These shares are held directly by RAM Capital Management Trust #01, a
Massachusetts trust. The Reporting Persons, Eugene Oshinsky and Rosa Oshinsky,
in their capacities as trustees of the trust, are deemed to have beneficial ownership of the shares.

Item 1(a). Name of Issuer:

                    RIDGEFIELD ACQUISITION CORP.

Item 1(b). Address of Issuer's Principal Executive Offices:

                    100 MILL PLAIN ROAD
                    DANBURY, CT 06811

Item 2(a). Name of Persons Filing:

                    EUGENE OSHINSKY
                    ROSA OSHINSKY

Item 2(b). Address of Principal Business Office or, if none, Residence:

                    5700 WHITE HICKORY CIRCLE
                    TAMARAC, FL 33319

Item 2(c). Citizenship:

                    USA

Item 2(d). Title of Class of Securities:

                    COMMON STOCK, PAR VALUE $.10 PER SHARE

Item 2(e). CUSIP Number:

                    765816103

Item 3.    NOT APPLICABLE. THIS SCHEDULE 13G IS FILED PURSUANT TO RULE 13D-1(C).

Item 4.    Ownership

           (a). Amount beneficially owned:

                    SEE RESPONSES TO ITEM 9 ON THE ATTACHED COVER PAGES

           (b). Percent of Class:

                    SEE RESPONSES TO ITEM 11 ON THE ATTACHED COVER PAGES

           (c). Number of shares as to which such person has:

                    (i).  Sole power to vote or to direct the vote:
                    SEE RESPONSES TO ITEM 5 ON THE ATTACHED COVER PAGES

                    (ii). Shared power to vote or to direct the vote:
                    SEE RESPONSES TO ITEM 6 ON THE ATTACHED COVER PAGES

                    (iii).Sole power to dispose or to direct the
                    disposition of:
                    SEE RESPONSES TO ITEM 7 ON THE ATTACHED COVER PAGES

                    (iv). Shared power to dispose or to direct the
                    disposition of:
                    SEE RESPONSES TO ITEM 8 ON THE ATTACHED COVER PAGES

Item 5.    Ownership of Five Percent or Less of a Class

                    IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT
                    THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS
                    CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE
                    PERCENT OF THE CLASS OF SECURITIES, CHECK THE
                    FOLLOWING [ ].

                    NOT APPLICABLE

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

                    NOT APPLICABLE

Item 7.    Identification and Classification of the Subsidiary Which Acquired
           the Security Being Reported on By the Parent Holding Company or
           Control Person

                    NOT APPLICABLE

Item 8.    Identification and Classification of Members of the Group

         THE REPORTING PERSONS ARE MEMBERS OF A GROUP BASED ON VOTING AND
DISPOSITION ARRANGEMENTS FOR THE RAM CAPITAL MANAGEMENT TRUST #01, A
MASSACHUSETTS TRUST, AS SET FORTH IN THE DECLARATION AND CONTRACT OF TRUST,
DATED AS OF JANUARY 2, 2000.

Item 9.           Notice of Dissolution of Group

                           NOT APPLICABLE

Item 10. Certification

                  BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE
                  AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED
                  AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF
                  CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE
                  SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN
                  CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING
                  THAT PURPOSE OR EFFECT.

                                     SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 3, 2006

                                     /s/ Eugene Oshinsky
                                     ---------------------------
                                     Eugene Oshinsky

                                     /s/ Rosa Oshinsky
                                     ---------------------------
                                     Rosa Oshinsky

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

         We, Eugene Oshinsky and Rosa Oshinsky, the signatories of the statement on Schedule 13G to which this Joint Filing Agreement is attached, hereby agree that such statement is filed jointly on behalf of Eugene Oshinsky and Rosa
Oshinsky. Any subsequent amendments thereto filed by either of us will be filed jointly on behalf of Eugene Oshinsky and Rosa Oshinsky.

Dated:   January 3, 2006

                                     /s/ Eugene Oshinsky
                                     ---------------------------
                                     Eugene Oshinsky

                                     /s/ Rosa Oshinsky
                                     ---------------------------
                                     Rosa Oshinsky